UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2020

Commission File Number: 001-38409

Mogo Inc.
(formerly Mogo Finance Technology Inc.)

2100-401 West Georgia St.

Vancouver, British Columbia

V6B 5A1, Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F	☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mogo Inc.

Date: March 27, 2020	By:	/s/ Gregory Feller
	Name:	Gregory Feller
	Title:	President & Chief Financial Officer

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Form 6-K Exhibit Index

Exhibit Number	Document Description

99.1	Management’s discussion and analysis for the year ended December 31, 2019

99.2	Consolidated financial statements for the years ended December 31, 2019 and 2018

99.3	News release dated March 27, 2020 announcing fourth quarter and full-year 2019 financial results

99.4	Consent of former auditor MNP LLP

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